Consent of Independent Auditor

We hereby consent to the inclusion in the Annual Report on Form 40-F of Silver Standard Resources Inc. (“Silver Standard”) for the year ended December 31, 2016, filed with the United States Securities and Exchange Commission, of our report dated February 23, 2017, relating to the consolidated financial statements, comprising the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of Income (loss), comprehensive Income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2016 and December 31, 2015; and the effectiveness of internal control over financial reporting, which appears in the Annual Report.
We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-185498, 333-196116 and 333-198092) of Silver Standard of our report dated February 23, 2017 referred to above.
signed “PricewaterhouseCoopers LLP”
Chartered Professional Accountants
Vancouver, BC
March 22, 2017

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.